SCHEDULE 13G

Under the Securities Exchange Act of 1934

ChemoCentryx, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16383L106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 16 pages

CUSIP No. 16383L106

1.	Names of Reporting Persons. HealthCap 1999, K.B.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b) (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.76% (7)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by HealthCap 1999, K.B. (“HealthCap KB”), HealthCap 1999 GbR (“HealthCap GbR”), HealthCap III Sidefund K.B. (“HealthCap Sidefund”), OFCO Club and OFCO Club III Sidefund (“OFCO Sidefund”, together with HealthCap KB, HealthCap GbR, HealthCap Sidefund and OFCO Club, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	Includes 1,110,595 shares of Common Stock beneficially held by HealthCap KB as of May 14, 2013. HealthCap 1999 GP AB (“HealthCap GP AB”) is the general partner of HealthCap KB and possesses, through its board of directors, voting and investment control over the shares held by HealthCap KB. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.

Page 2 of 16 pages

(3)	Includes 58,452 shares of Common Stock beneficially held by HealthCap 1999GmbH (“HealthCap GmbH”) on behalf of HealthCap GbR with limitation of liability as of May 14, 2013. HealthCap GbmH is the sole general partner of HealthCap GbR. HealthCap GbmH is a wholly owned subsidiary of HealthCap GP AB. HealthCap GbmH has no board of directors and acts in parallel with decisions taken by HealthCap GP AB as required under the terms of a parallel investment agreement. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap GbR and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap GbR except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap GmbH.
(4)	Includes 415,366 shares of Common Stock beneficially held by HealthCap Sidefund as of May 14, 2013. HealthCap III Sidefund GP AB (“HealthCap Sidefund GP AB”) is the general partner of HealthCap Sidefund and possesses, through its board of directors, voting and investment control over the shares held by HealthCap Sidefund. Healthcap Sidefund GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap Sidefund GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap Sidefund and may be deemed to have indirect beneficial ownership of the shares held by HealthCap Sidefund. Such persons disclaim beneficial ownership of shares held by HealthCap Sidefund except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap Sidefund.
(5)	Includes 6,326 shares of Common Stock beneficially held by OFCO Sidefund May 14, 2013. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Sidefund and, acting on behalf of the members of OFCO Sidefund, has voting and investment control over the shares held by OFCO Sidefund. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Sidefund and may be deemed to have indirect beneficial ownership of the shares held by OFCO Sidefund. Such persons disclaim beneficial ownership of shares held by OFCO Sidefund except to the extent of any pecuniary interest therein. OFCO Sidefund is obligated to invest and divest in parallel with HealthCap SideFund.
(6)	Includes 11,690 shares of Common Stock beneficially held by OFCO Club as if May 14, 2013. OFCO AB is a member of OFCO Club and, acting on behalf of the members of OFCO Club, has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein. OFCO Club is obligated to invest and divest in parallel with HealthCap KB and HealthCap GmbH.
(7)	This percentage is calculated based upon 42,618,592 shares of Common Stock outstanding as of May 6, 2013 based on disclosure in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on May 14, 2013.

Page 3 of 16 pages

CUSIP No. 16383L106

1.	Names of Reporting Persons. HealthCap 1999 GbR
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b) (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.76% (7)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by HealthCap 1999, K.B. (“HealthCap KB”), HealthCap 1999 GbR (“HealthCap GbR”), HealthCap III Sidefund K.B. (“HealthCap Sidefund”), OFCO Club and OFCO Club III Sidefund (“OFCO Sidefund”, together with HealthCap KB, HealthCap GbR, HealthCap Sidefund and OFCO Club, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	Includes 1,110,595 shares of Common Stock beneficially held by HealthCap KB as of May 14, 2013. HealthCap 1999 GP AB (“HealthCap GP AB”) is the general partner of HealthCap KB and possesses, through its board of directors, voting and investment control over the shares held by HealthCap KB. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.

Page 4 of 16 pages

(3)	Includes 58,452 shares of Common Stock beneficially held by HealthCap 1999GmbH (“HealthCap GmbH”) on behalf of HealthCap GbR with limitation of liability as of May 14, 2013. HealthCap GbmH is the sole general partner of HealthCap GbR. HealthCap GbmH is a wholly owned subsidiary of HealthCap GP AB. HealthCap GbmH has no board of directors and acts in parallel with decisions taken by HealthCap GP AB as required under the terms of a parallel investment agreement. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap GbR and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap GbR except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap GmbH.
(4)	Includes 415,366 shares of Common Stock beneficially held by HealthCap Sidefund as of May 14, 2013. HealthCap III Sidefund GP AB (“HealthCap Sidefund GP AB”) is the general partner of HealthCap Sidefund and possesses, through its board of directors, voting and investment control over the shares held by HealthCap Sidefund. Healthcap Sidefund GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap Sidefund GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap Sidefund and may be deemed to have indirect beneficial ownership of the shares held by HealthCap Sidefund. Such persons disclaim beneficial ownership of shares held by HealthCap Sidefund except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap Sidefund.
(5)	Includes 6,326 shares of Common Stock beneficially held by OFCO Sidefund May 14, 2013. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Sidefund and, acting on behalf of the members of OFCO Sidefund, has voting and investment control over the shares held by OFCO Sidefund. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Sidefund and may be deemed to have indirect beneficial ownership of the shares held by OFCO Sidefund. Such persons disclaim beneficial ownership of shares held by OFCO Sidefund except to the extent of any pecuniary interest therein. OFCO Sidefund is obligated to invest and divest in parallel with HealthCap SideFund.
(6)	Includes 11,690 shares of Common Stock beneficially held by OFCO Club as if May 14, 2013. OFCO AB is a member of OFCO Club and, acting on behalf of the members of OFCO Club, has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein. OFCO Club is obligated to invest and divest in parallel with HealthCap KB and HealthCap GmbH.
(7)	This percentage is calculated based upon 42,618,592 shares of Common Stock outstanding as of May 6, 2013 based on disclosure in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on May 14, 2013.

Page 5 of 16 pages

CUSIP No. 16383L106

1.	Names of Reporting Persons. HealthCap III Sidefund, K.B.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b) (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.76% (7)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by HealthCap 1999, K.B. (“HealthCap KB”), HealthCap 1999 GbR (“HealthCap GbR”), HealthCap III Sidefund K.B. (“HealthCap Sidefund”), OFCO Club and OFCO Club III Sidefund (“OFCO Sidefund”, together with HealthCap KB, HealthCap GbR, HealthCap Sidefund and OFCO Club, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	Includes 1,110,595 shares of Common Stock beneficially held by HealthCap KB as of May 14, 2013. HealthCap 1999 GP AB (“HealthCap GP AB”) is the general partner of HealthCap KB and possesses, through its board of directors, voting and investment control over the shares held by HealthCap KB. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.

Page 6 of 16 pages

(3)	Includes 58,452 shares of Common Stock beneficially held by HealthCap 1999GmbH (“HealthCap GmbH”) on behalf of HealthCap GbR with limitation of liability as of May 14, 2013. HealthCap GbmH is the sole general partner of HealthCap GbR. HealthCap GbmH is a wholly owned subsidiary of HealthCap GP AB. HealthCap GbmH has no board of directors and acts in parallel with decisions taken by HealthCap GP AB as required under the terms of a parallel investment agreement. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap GbR and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap GbR except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap GmbH.
(4)	Includes 415,366 shares of Common Stock beneficially held by HealthCap Sidefund as of May 14, 2013. HealthCap III Sidefund GP AB (“HealthCap Sidefund GP AB”) is the general partner of HealthCap Sidefund and possesses, through its board of directors, voting and investment control over the shares held by HealthCap Sidefund. Healthcap Sidefund GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap Sidefund GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap Sidefund and may be deemed to have indirect beneficial ownership of the shares held by HealthCap Sidefund. Such persons disclaim beneficial ownership of shares held by HealthCap Sidefund except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap Sidefund.
(5)	Includes 6,326 shares of Common Stock beneficially held by OFCO Sidefund May 14, 2013. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Sidefund and, acting on behalf of the members of OFCO Sidefund, has voting and investment control over the shares held by OFCO Sidefund. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Sidefund and may be deemed to have indirect beneficial ownership of the shares held by OFCO Sidefund. Such persons disclaim beneficial ownership of shares held by OFCO Sidefund except to the extent of any pecuniary interest therein. OFCO Sidefund is obligated to invest and divest in parallel with HealthCap SideFund.
(6)	Includes 11,690 shares of Common Stock beneficially held by OFCO Club as if May 14, 2013. OFCO AB is a member of OFCO Club and, acting on behalf of the members of OFCO Club, has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein. OFCO Club is obligated to invest and divest in parallel with HealthCap KB and HealthCap GmbH.
(7)	This percentage is calculated based upon 42,618,592 shares of Common Stock outstanding as of May 6, 2013 based on disclosure in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on May 14, 2013.

Page 7 of 16 pages

CUSIP No. 16383L106

1.	Names of Reporting Persons. OFCO Club III Sidefund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b) (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.76% (7)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by HealthCap 1999, K.B. (“HealthCap KB”), HealthCap 1999 GbR (“HealthCap GbR”), HealthCap III Sidefund K.B. (“HealthCap Sidefund”), OFCO Club and OFCO Club III Sidefund (“OFCO Sidefund”, together with HealthCap KB, HealthCap GbR, HealthCap Sidefund and OFCO Club, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	Includes 1,110,595 shares of Common Stock beneficially held by HealthCap KB as of May 14, 2013. HealthCap 1999 GP AB (“HealthCap GP AB”) is the general partner of HealthCap KB and possesses, through its board of directors, voting and investment control over the shares held by HealthCap KB. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.

Page 8 of 16 pages

(3)	Includes 58,452 shares of Common Stock beneficially held by HealthCap 1999GmbH (“HealthCap GmbH”) on behalf of HealthCap GbR with limitation of liability as of May 14, 2013. HealthCap GbmH is the sole general partner of HealthCap GbR. HealthCap GbmH is a wholly owned subsidiary of HealthCap GP AB. HealthCap GbmH has no board of directors and acts in parallel with decisions taken by HealthCap GP AB as required under the terms of a parallel investment agreement. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap GbR and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap GbR except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap GmbH.
(4)	Includes 415,366 shares of Common Stock beneficially held by HealthCap Sidefund as of May 14, 2013. HealthCap III Sidefund GP AB (“HealthCap Sidefund GP AB”) is the general partner of HealthCap Sidefund and possesses, through its board of directors, voting and investment control over the shares held by HealthCap Sidefund. Healthcap Sidefund GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap Sidefund GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap Sidefund and may be deemed to have indirect beneficial ownership of the shares held by HealthCap Sidefund. Such persons disclaim beneficial ownership of shares held by HealthCap Sidefund except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap Sidefund.
(5)	Includes 6,326 shares of Common Stock beneficially held by OFCO Sidefund May 14, 2013. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Sidefund and, acting on behalf of the members of OFCO Sidefund, has voting and investment control over the shares held by OFCO Sidefund. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Sidefund and may be deemed to have indirect beneficial ownership of the shares held by OFCO Sidefund. Such persons disclaim beneficial ownership of shares held by OFCO Sidefund except to the extent of any pecuniary interest therein. OFCO Sidefund is obligated to invest and divest in parallel with HealthCap SideFund.
(6)	Includes 11,690 shares of Common Stock beneficially held by OFCO Club as if May 14, 2013. OFCO AB is a member of OFCO Club and, acting on behalf of the members of OFCO Club, has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein. OFCO Club is obligated to invest and divest in parallel with HealthCap KB and HealthCap GmbH.
(7)	This percentage is calculated based upon 42,618,592 shares of Common Stock outstanding as of May 6, 2013 based on disclosure in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on May 14, 2013.

Page 9 of 16 pages

CUSIP No. 16383L106

1.	Names of Reporting Persons. OFCO Club
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b) (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,602,429 shares of Common Stock (2)(3)(4)(5)(6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.76% (7)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by HealthCap 1999, K.B. (“HealthCap KB”), HealthCap 1999 GbR (“HealthCap GbR”), HealthCap III Sidefund K.B. (“HealthCap Sidefund”), OFCO Club and OFCO Club III Sidefund (“OFCO Sidefund”, together with HealthCap KB, HealthCap GbR, HealthCap Sidefund and OFCO Club, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	Includes 1,110,595 shares of Common Stock beneficially held by HealthCap KB as of May 14, 2013. HealthCap 1999 GP AB (“HealthCap GP AB”) is the general partner of HealthCap KB and possesses, through its board of directors, voting and investment control over the shares held by HealthCap KB. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.

Page 10 of 16 pages

(3)	Includes 58,452 shares of Common Stock beneficially held by HealthCap 1999GmbH (“HealthCap GmbH”) on behalf of HealthCap GbR with limitation of liability as of May 14, 2013. HealthCap GbmH is the sole general partner of HealthCap GbR. HealthCap GbmH is a wholly owned subsidiary of HealthCap GP AB. HealthCap GbmH has no board of directors and acts in parallel with decisions taken by HealthCap GP AB as required under the terms of a parallel investment agreement. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap GbR and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap GbR except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap GmbH.
(4)	Includes 415,366 shares of Common Stock beneficially held by HealthCap Sidefund as of May 14, 2013. HealthCap III Sidefund GP AB (“HealthCap Sidefund GP AB”) is the general partner of HealthCap Sidefund and possesses, through its board of directors, voting and investment control over the shares held by HealthCap Sidefund. Healthcap Sidefund GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap Sidefund GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap Sidefund and may be deemed to have indirect beneficial ownership of the shares held by HealthCap Sidefund. Such persons disclaim beneficial ownership of shares held by HealthCap Sidefund except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap Sidefund.
(5)	Includes 6,326 shares of Common Stock beneficially held by OFCO Sidefund May 14, 2013. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Sidefund and, acting on behalf of the members of OFCO Sidefund, has voting and investment control over the shares held by OFCO Sidefund. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Sidefund and may be deemed to have indirect beneficial ownership of the shares held by OFCO Sidefund. Such persons disclaim beneficial ownership of shares held by OFCO Sidefund except to the extent of any pecuniary interest therein. OFCO Sidefund is obligated to invest and divest in parallel with HealthCap SideFund.
(6)	Includes 11,690 shares of Common Stock beneficially held by OFCO Club as if May 14, 2013. OFCO AB is a member of OFCO Club and, acting on behalf of the members of OFCO Club, has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein. OFCO Club is obligated to invest and divest in parallel with HealthCap KB and HealthCap GmbH.
(7)	This percentage is calculated based upon 42,618,592 shares of Common Stock outstanding as of May 6, 2013 based on disclosure in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on May 14, 2013.

Page 11 of 16 pages

Item 1.

(a)	Name of Issuer:

ChemoCentryx, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

850 Maude Ave

Mountain View, CA 94043

Item 2.

(a)	Name of Person Filing:

HealthCap 1999, K.B. (“HealthCap KB”)

HealthCap 1999 GbR (“HealthCap GbR”)

HealthCap III Sidefund, K.B. (“HealthCap Sidefund”)

OFCO Club

OFCO Club III Sidefund (“OFCO Sidefund”)

(b)	Address of Principal Business Office or, if none, Residence:

HealthCap 1999, K.B.

c/o Odlander, Fredrikson & Co AB

Strandvägen 5b, 3 tr

114 51 Stockholm

Sweden

HelathCap 1999 GmbH (o n behalf of HealthCap 1999 GbR)

HealthCap 99 GmbH

c/o Mannheimer Swartling

Mauerstrasse 83/84

D-101 17 Berlin

Germany

HealthCap III Sidefund, K.B.

c/o Odlander, Fredrikson & Co AB

Strandvägen 5b, 3 tr

114 51 Stockholm

Sweden

OFCO Club

c/o Odlander, Fredrikson & Co AB

Strandvägen 5b, 3 tr

114 51 Stockholm

Sweden

OFCO Club III Sidefund

c/o Odlander, Fredrikson & Co AB

Strandvägen 5b, 3 tr

114 51 Stockholm

Sweden

(c)	Citizenship:

HealthCap KB is a Swedish limited partnership (Kommanditbolag)

HealthCap GbR is a German limited partnership

HealthCap Sidefund is a Swedish limited partnership (Kommanditbolag)

Page 12 of 16 pages

OFCO Club is a Swedish unregistered partnership

OFCO Sidefund is a Swedish unregistered partnership

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

16383L106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of May 14, 2013.

Reporting Persons	Shares of Common Stock Held Directly		Sole Voting Power	Shared Voting Power (5)	Sole Dispositive Power	Shared Dispositive Power (6)	Beneficial Ownership (6)	Percentage of Class (6, 7)
HealthCap KB	1,110,595	(1)	0	1,110,595	0	1,110,595	1,110,595	3.76%
HealthCap GbR	58,452	(2)	0	58,452	0	58,452	58,452	3.76%
HealthCap Sidefund	415,366	(3)	0	415,366	0	415,366	415,366	3.76%
OFCO Sidefund	6,326	(4)	0	6,326	0	6,326	6,326	3.76%
OFCO Club	11,690	(5)	0	11,690	0	11,690	11,690	3.76%

Page 13 of 16 pages

(1)	Includes 1,110,595 shares of Common Stock beneficially held by HealthCap KB as May 14, 2013. HealthCap 1999 GP AB (“HealthCap GP AB”) is the general partner of HealthCap KB and possesses, through its board of directors, voting and investment control over the shares held by HealthCap KB. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.
(2)	Includes 58,452 shares of Common Stock beneficially held by HealthCap 1999GmbH (“HealthCap GmbH”) on behalf of HealthCap GbR with limitation of liability as of May 14, 2013. HealthCap GbmH is the sole general partner of HealthCap GbR. HealthCap GbmH is a wholly owned subsidiary of HealthCap GP AB. HealthCap GbmH has no board of directors and acts in parallel with decisions taken by HealthCap GP AB as required under the terms of a parallel investment agreement. Healthcap GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap GbR and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap GbR except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap GmbH.
(3)	Includes 415,366 shares of Common Stock beneficially held by HealthCap Sidefund as of May 14, 2013. HealthCap III Sidefund GP AB (“HealthCap Sidefund GP AB”) is the general partner of HealthCap Sidefund and possesses, through its board of directors, voting and investment control over the shares held by HealthCap Sidefund. Healthcap Sidefund GP AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The board of directors of HealthCap Sidefund GP AB consists of Björn Odlander, Johan Christensson, Ann Christine Forsberg, Staffan Lindstrand and Per Samuelsson and may be deemed to possess voting and investment control over the shares held by HealthCap Sidefund and may be deemed to have indirect beneficial ownership of the shares held by HealthCap Sidefund. Such persons disclaim beneficial ownership of shares held by HealthCap Sidefund except to the extent of any pecuniary interest therein. The Odlander, Fredrikson Group acts as investment advisor to HealthCap Sidefund.
(4)	Includes 6,326 shares of Common Stock beneficially held by OFCO Sidefund as of May 14, 2013. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Sidefund and, acting on behalf of the members of OFCO Sidefund, has voting and investment control over the shares held by OFCO Sidefund. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Sidefund and may be deemed to have indirect beneficial ownership of the shares held by OFCO Sidefund. Such persons disclaim beneficial ownership of shares held by OFCO Sidefund except to the extent of any pecuniary interest therein. OFCO Sidefund is obligated to invest and divest in parallel with HealthCap SideFund.
(5)	Includes 11,690 shares of Common Stock beneficially held by OFCO Club as of May 14, 2013. OFCO AB is a member of OFCO Club and, acting on behalf of the members of OFCO Club, has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. OFCO AB is ultimately controlled jointly by Peder Fredrikson and Björn Odlander. Mr. Fredrikson and Mr. Odlander may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein. OFCO Club is obligated to invest and divest in parallel with HealthCap KB and HealthCap GmbH.
(6)	Represents the number of shares of Common Stock currently underlying all Securities held by Reporting Persons.
(7)	This percentage is calculated based upon 42,618,592 shares of Common Stock outstanding as of May 6, 2013 based on disclosure in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on May 14, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Page 14 of 16 pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 15 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2013
Date

HealthCap 1999, K.B. By its Sole General Partner, HealthCap 1999 GP AB	OFCO Club By Odlander, Fredrikson & Co AB, L.L.C., as a member and on behalf of all members, if any, of OFCO Club

By: /s/ Per Samuelsson	By: /s/ Per Samuelsson

Print Name: Per Samuelsson	Print Name: Per Sameulsson

Title: Partner	Title: Partner

By: /s/ Jacob Gunterberg	By: /s/ Jacob Gunterberg

Print Name: Jacob Gunterberg	Print Name: Jacob Gunterberg

Title: Partner	Title: Partner

HealthCap GbR By its Sole General Partner, HealthCap 1999 GmbH	OFCO Club III Sidefund By Odlander, Fredrikson & Co AB, L.L.C., as a member and on behalf of all members, if any, of OFCO Club III Sidefund

By: /s/ Jürgen Busch	By: /s/ Per Samuelsson

Print Name: Jürgen Busch	Print Name: Per Sameulsson

Title: Director	Title: Partner

HealthCap III Sidefund, K.B. By its Sole General Partner, HealthCap III Sidefund GP AB	By: /s/ Jacob Gunterberg

By: /s/ Per Samuelsson	Print Name: Jacob Gunterberg

Print Name: Per Samuelsson	Title: Partner

Title: Partner

By: /s/ Jacob Gunterberg

Print Name: Jacob Gunterberg

Title: Partner

Page 16 of 16 pages